

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 4561

May 22, 2009

Mr. David Choo, President
CMR Mortgage Fund II, LLC
62 First Street
San Francisco, CA 94556

> **Re:** **CMR Mortgage Fund II, LLC**
> **Item 4.01 Form 8-K/A**
> **Filed May 21, 2009**

Dear Mr. Choo:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Babette Cooper
Staff Accountant